OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 10.4

SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. _______________)*
Advanta Corp.
(Name of Issuer) Common Stock, Class A
(Title of Class of Securities) 007942105
(CUSIP Number) August 30, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 007942105	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Black River Asset Management LLC Tax ID #41-2066451
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF	5	SOLE VOTING POWER 725,903
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 725,903
WITH:	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 725,903
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%
12	TYPE OF REPORTING PERSON (See Instructions) IA

CUSIP No. 007942105	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Black River Global Equity Fund Ltd. Tax ID #98-0413797
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF	5	SOLE VOTING POWER 725,903
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 725,903
WITH:	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 725,903
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%
12	TYPE OF REPORTING PERSON (See Instructions) OO

Item 1.
   (a)   Name of Issuer

                          Advanta Corp.

                  (b)   Address of Issuer's Principal Executive Offices

                          Welsh and McKean Roads, P.O. Box 844
                          Spring House, PA 19477
Item 2.
                  (a)   Name of Person Filing

This statement is filed by: (i) Black River Asset Management LLC (“Black River”) with respect to shares of Class A common stock of the Issuer (“Shares”) owned by Black River Global Equity Fund Ltd. (“Global Equity Fund”); and (ii) the Global Equity Fund with respect to Shares owned by it.

                  (b)   Address of Principal Business Office or, if none, Residence

Business office of Black River
12700 Whitewater Drive
Minnetonka, MN 55343

Business office of Global Equity Fund
P.O. Box 309GT
Ugland House South Church Street
George Town, Grand Cayman Cayman Islands

                  (c)   Citizenship

                          Black River is a Delaware limited liability company.
                          Global Equity Fund is a Cayman Islands exempted company.

                  (d)   Title of Class of Securities

                          Common Stock, Class A

                  (e)   CUSIP Number

                          007942105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act.

(b) ☐ Bank as defined in section 3(a)(6) of the Act.

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act.

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940.

(e) ☒ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
                       Investment Company Act of 1940.

(j) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.      Ownership

The percentages used herein are calculated based upon the Shares issued and outstanding as of August 2, 2007, as reported on the Issuer’s quarterly report on Form 10-Q filed for the quarterly period ending June 30, 2007.

1. Black River Asset Management LLC (“Black River”)
(a) Amount beneficially owned: 725,903
(b) Percent of class: 5.0%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 725,903
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 725,903
(iv) Shared power to dispose or to direct the disposition of: 0

2. Black River Global Equity Fund Ltd. (“Global Equity Fund”)
(a) Amount beneficially owned: 725,903
(b) Percent of class: 5.0%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 725,903
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 725,903
(iv) Shared power to dispose or to direct the disposition of: 0

Black River does not own any Shares or securities convertible into shares. Pursuant to an investment advisory agreement, Black River has investment and voting power with respect to the securities held by the Global Equity Fund.

Instruction.  For computations regarding securities which represent a right to acquire an underlying security see§240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Instruction.  Dissolution of a group requires a response to this item.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

                  Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                  Not applicable.

Item 8.      Identification and Classification of Members of the Group

                  Not applicable.

Item 9.      Notice of Dissolution of Group

                  Not applicable.

Item 10.   Certification

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
September 7, 2007
Date /s/ Robert S. Goedken
Signature Black River Asset Management LLC Robert S. Goedken, Chief Legal Officer
Name/Title

September 7, 2007
Date /s/ Robert S. Goedken
Signature Black River Global Equity Fund Ltd. By: Black River Asset Management LLC, Its Investment Advisor Robert S. Goedken, Chief Legal Officer
Name/Title

fb.us.2260451.03